

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 7, 2006

Mr. James W. Swent
Senior Vice President and Chief Financial Officer
ENSCO International Inc.
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

   Re: **ENSCO International Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed February 23, 2006
     Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,
     2006
     Filed April 25, 2006 and July 25, 2006
     Response Letter Dated August 18, 2006
     File No. 1-8097

Dear Mr. Swent:

   We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibits 32.1 and 32.2

1.   We have considered your response to our prior comment number seven in our letter of July 28, 2006. The certifications to be provided must refer to the correct form that is filed with such certifications. As such, revise these exhibits to refer to the Annual Report of the Registrant in a full amended filing.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Exhibits, page 59

2.   Quarterly reports should include or incorporate by reference all the exhibits required by Regulation S-X Item 601(a) and related instructions. Revise your exhibit list to include and incorporate by reference all such required exhibits.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                                        Sincerely,

                                                        April Sifford
                                                        Branch Chief